FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Explanatory Note

Fomento Económico Mexicano, S.A. de C.V. is filing this report on Form 6-K/A to replace in its entirety the version of Exhibit 1—“Operating and Financial Review and Prospects for the Nine Months Ended September 30, 2004” to the original filing of the Form 6-K which was filed with the Securities and Exchange Commission via EDGAR on the afternoon of October 28, 2004 with the attached version of that Exhibit.

This report on Form 6-K/A is incorporated by reference into the prospectus contained in Amendment No. 2 to the Registration Statement on Form F-3 (Registration No. 333-117795) of Fomento Económico Mexicano, S.A. de C.V. filed with the Securities and Exchange Commission, or SEC, on October 21, 2004, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT

1.	Operating and Financial Review and Prospects for the Nine Months Ended September 30, 2004.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001 are included in our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on April 8, 2004. Our unaudited consolidated balance sheet as of June 30, 2004 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the six months ended June 30, 2004 and 2003 are included in the prospectus contained in Amendment No. 2 to the Registration Statement on Form F-3 filed on October 21, 2004.

We publish our financial statements in Mexican pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 25 and 26 to our audited consolidated financial statements as of and for the year ended December 31, 2003 and Notes 27 and 28 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2004 provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company, and a reconciliation to U.S. GAAP of net majority income and majority stockholders’ equity.

We have not presented a reconciliation to U.S. GAAP for the nine months ended September 30, 2004 and 2003.

Unless otherwise specified, we have presented financial data as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003 in constant Mexican pesos at September 30, 2004.

This Form 6-K/A contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, these U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.3759 to US$ 1.00, the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies on September 30, 2004. On September 30, 2004, the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York was Ps. 11.3850 to US$ 1.00.

Our subsidiary Coca-Cola FEMSA, S.A. de C.V., or Coca-Cola FEMSA, acquired Panamerican Beverages, Inc., or Panamco, on May 6, 2003. Unless otherwise indicated, our consolidated financial statements include Panamco only from May 2003. As a result, our consolidated financial information as of and for the nine months ended September 30, 2004 is not comparable to prior periods.

The terms “FEMSA,” “our company,” “we,” “us” and “our” are used in this report to refer to Fomento Económico Mexicano, S.A. de C.V., and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary FEMSA Cerveza, S.A. de C.V. as “FEMSA Cerveza,” our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio” and our subsidiary FEMSA Empaques, S.A. de C.V., as “FEMSA Empaques.” References herein to “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

2

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Operating and Financial Review and Prospects for the Nine Months Ended September 30, 2004.

3

Exhibit 1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

General

This report contains unaudited consolidated financial information for the nine months ended September 30, 2004 and 2003. This information should be read in conjunction with (1) our audited consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001, which are included in our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on April 8, 2004 and (2) our unaudited consolidated balance sheet as of June 30, 2004 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the six months ended June 30, 2004 and 2003, which are included in the prospectus contained in Amendment No. 2 to the Registration Statement on Form F-3 filed on October 21, 2004, and in each case the notes thereto.

Recent Developments

Integration of FEMSA Empaques’ Core Operations into FEMSA Cerveza

On October 26, 2004, our board of directors approved the integration of FEMSA Empaques’ core operations into FEMSA Cerveza. Beginning with the fourth quarter of 2004, FEMSA Empaques’ core glass bottle and can operations will now become part of our FEMSA Cerveza business segment. The other non-core, smaller operations of FEMSA Empaques will continue to be operated by FEMSA Empaques; however, FEMSA Empaques’ results will be reflected under our “other” business segment, and will no longer be presented as a separate business segment. We will reclassify our segment information for prior periods in the fourth quarter of 2004 to include the operations as part of FEMSA Cerveza. This change will not impact FEMSA’s consolidated results.

Comparability of Information Presented

Panamco Acquisition

Under Mexican GAAP, Panamco is included in our consolidated financial statements since May 2003 and is not reflected for periods prior to this date. As a result, the consolidated financial information presented in this report on Form 6-K/A as of and for the nine months ended September 30, 2004 is not comparable to prior periods. Financial information provided by us with respect to the newly acquired territories is also not comparable to Panamco’s consolidated financial statements for prior periods as they were prepared using different policies and in accordance with U.S. GAAP and in U.S. dollars, while we present our consolidated financial statements in Mexican GAAP and in Mexican pesos. The acquisition of Panamco only impacted the comparability of our consolidated information and of the Coca-Cola FEMSA segment. The comparability of our remaining segments was not affected by the acquisition.

Transfer of “Six” Stores

During the month of December 2003, all of the “Six” stores previously owned by FEMSA Cerveza that were considered suitable to be converted into the Oxxo format were sold to FEMSA Comercio. This amounted to 319 “Six” stores. We believe the transfer will increase FEMSA Cerveza’s ability to focus on its core operations, while providing FEMSA Comercio with a number of proven locations. We expect to convert approximately two-thirds of the transferred “Six” stores into Oxxo stores during 2004, and to convert the remaining stores thereafter. In order to assure comparability, and in accordance with Mexican GAAP, the financial results of these “Six” stores were removed from FEMSA Cerveza and included in FEMSA Comercio for the first nine months of 2003. This change does not impact FEMSA’s consolidated results.

Ex 1 - 1

Operating Results

The following table sets forth our consolidated income statement for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
	2004	2003
	(in millions of constant Mexican pesos at September 30, 2004)
Net sales	Ps.68,097	Ps.56,046
Other operating revenues	185	177

Total revenues	62,282	56,223
Cost of sales	36,190	29,187

Gross profit	32,092	27,036

Operating expenses:
Administrative	4,795	4,010
Sales	17,365	14,250

Total operating expenses	22,160	18,260

Income from operations	9,932	8,776
Participation in affiliated companies	56	17

	9,988	8,793

Integral result of financing:
Interest expense	(2,669)	(2,057)
Interest income	440	620

	(2,229)	(1,437)
Foreign exchange loss	(108)	(2,151)
Gain on monetary position	1,138	517

	1,030	(1,634)
Other expenses, net	(300)	(730)

Income before income tax, tax on assets and employee profit sharing	8,489	4,992
Income tax, tax on assets and employee profit sharing	3,242	2,004

Consolidated net income before extraordinary items	5,247	2,988
Extraordinary items	1,195	—

Consolidated net income	Ps. 6,442	Ps. 2,988

Net majority income	3,871	2,137
Net minority income	2,571	851

Consolidated net income	Ps. 6,442	Ps. 2,988

Ex 1 - 2

Results of Operations by Business Segment

The following table sets forth certain financial information for each of our business segments for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
	2004	2003
	(in millions of constant Mexican pesos at September 30, 2004, except for percentages)
Net Sales
Coca-Cola FEMSA	Ps. 33,392	Ps. 25,327
FEMSA Cerveza	17,021	16,223
FEMSA Comercio	16,277	13,096
FEMSA Empaques	6,025	5,579
Total Revenues
Coca-Cola FEMSA	33,541	25,470
FEMSA Cerveza	17,161	16,338
FEMSA Comercio	16,277	13,096
FEMSA Empaques	6,053	5,598
Cost of Sales
Coca-Cola FEMSA	17,199	12,837
FEMSA Cerveza	7,212	6,809
FEMSA Comercio	12,005	9,677
FEMSA Empaques	4,681	4,264
Gross Profit
Coca-Cola FEMSA	16,342	12,633
FEMSA Cerveza	9,949	9,529
FEMSA Comercio	4,272	3,419
FEMSA Empaques	1,372	1,334
Income from Operations(1)
Coca-Cola FEMSA	5,348	4,721
FEMSA Cerveza	3,069	2,712
FEMSA Comercio	569	515
FEMSA Empaques	779	758
Depreciation
Coca-Cola FEMSA(2)	911	739
FEMSA Cerveza	891	901
FEMSA Comercio	148	99
FEMSA Empaques	229	211
Gross Margin(3)
Coca-Cola FEMSA	48.7%	49.6%
FEMSA Cerveza	58.0%	58.3%
FEMSA Comercio	26.2%	26.1%
FEMSA Empaques	22.7%	23.8%
Operating Margin(4)
Coca-Cola FEMSA	15.9%	18.5%
FEMSA Cerveza	17.9%	16.6%
FEMSA Comercio	3.5%	3.9%
FEMSA Empaques	12.9%	13.5%

(1)	Includes management fees paid to Grupo Industrial Emprex, S.A. de C.V., a direct subsidiary of FEMSA, and to Labatt in the case of FEMSA Cerveza.
(2)	Includes breakage of bottles of Coca-Cola FEMSA.
(3)	Gross margin calculated with reference to total revenues.
(4)	Operating margin calculated with reference to total revenues and after deduction of management fees.

Ex 1 - 3

Results of Operations for Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

FEMSA Consolidated

Total Revenues

Our consolidated total revenues increased by 21.4% to Ps. 68.282 billion for the first nine months of 2004, from Ps. 56.223 billion during the same period of 2003. The increase in total revenues was driven by growth in every one of our main operating companies, with nearly two-thirds of the increase attributable to the soft-drink operations of Coca-Cola FEMSA. The growth in total revenues during the first nine months of 2004 included: (1) a Ps. 8.070 billion increase in total revenues at Coca-Cola FEMSA due mainly to the acquisition of Panamco that took place in May 2003, which resulted in the inclusion of the new Coca-Cola FEMSA territories from that date; (2) a Ps. 3.180 billion increase in total revenues at FEMSA Comercio due to growth in net new Oxxo stores; (3) a Ps. 823 million increase in total revenues at FEMSA Cerveza, resulting from a 5.0% increase in total sales volume, reaching 19.231 million hectoliters; and (4) a Ps. 455 million increase in total revenues at FEMSA Empaques due to growth in demand for glass bottles, crown caps and beverage cans.

Gross Profit

Our cost of sales increased to Ps. 36.190 billion for the first nine months of 2004 compared to Ps. 29.187 billion for the first nine months of 2003, an increase of 24.0%. Nearly two-thirds of the increase was due to the inclusion of the new Coca-Cola FEMSA territories, while most of the remaining third was due to FEMSA Comercio’s store growth.

Our gross margin decreased by 1.1% to 47.0% of total revenues for the first nine months of 2004 compared to 48.1% for the same period of 2003. This was primarily due to the integration of the new Coca-Cola FEMSA territories, which have a lower level of profitability than our previous territories, the increased proportion represented by FEMSA Comercio in our consolidated results, and, to a lesser extent, slight contractions in the gross margins of FEMSA Cerveza and FEMSA Empaques.

Income from Operations

Our operating expenses increased to Ps. 22.160 billion for the first nine months of 2004 compared to Ps. 18.260 billion for the same period of 2003, an increase of 21.4%. 79% of this increase was due to the inclusion of the new Coca-Cola FEMSA territories, with most of the remaining increase reflecting higher operating expenses at FEMSA Comercio, which has added 718 net new convenience stores since September 2003 and three new sales regions in Morelia, Juárez and La Paz to support the expanded Oxxo operations.

Our income from operations increased by 13.2% to Ps. 9.932 billion for the first nine months of 2004 from Ps. 8.776 billion for the first nine months of 2003, resulting in an operating margin of 14.5%.

The contraction in operating margin of 1.1% from the first nine months of 2003 primarily resulted from the integration of Coca-Cola FEMSA’s newly acquired Mexican bottling territories that have a lower level of profitability than Coca-Cola FEMSA’s previous territories; and the increased contribution to our consolidated financial results of the Oxxo retail chain, which has a lower operating margin. This reduction in operating margin was partially offset by an operating margin improvement of 1.1% at FEMSA Cerveza.

Integral Cost of Financing

Net interest expense amounted to Ps. 2.229 billion for the first nine months of 2004 compared to Ps. 1.437 billion for the same period of 2003. This increase was primarily due to interest expenses related to the debt incurred by Coca-Cola FEMSA in connection with the acquisition of Panamco.

Foreign exchange loss amounted to Ps. 108 million for the first nine months of 2004 compared to Ps. 2.151 billion for the first nine months of 2003. The higher loss in the first nine months of 2003 resulted from exchange rate volatility and the large foreign exchange transactions entered into in connection with the Panamco acquisition. The Mexican peso depreciated 1.26% in nominal terms versus the U.S. dollar for the first nine months of 2004, from 11.235 Mexican pesos per U.S. dollar on December 31, 2003 to 11.376 Mexican pesos per U.S. dollar on September 30, 2004.

Monetary position gain amounted to Ps. 1.138 billion for the first nine months of 2004, compared to Ps. 517 million for the first nine months of 2003. This higher gain reflects the inflationary impact on the higher liabilities recorded in the first nine months of 2004 compared to the same period in the previous year.

Ex 1 - 4

Taxes

Taxes for the first nine months of 2004 amounted to Ps. 3.242 billion, including income tax, tax on assets and employee profit sharing, compared to Ps. 2.004 billion for the first nine months of 2003. This decrease reflects, in part, a reduction in the statutory income tax rate in Mexico. The effective tax rate for the first nine months of 2004 was 38.2% and compares favorably to the 40.1% rate for the same period of 2003. The effective tax rate differs from the statutory tax rate as a result of certain permanent differences, such as non-deductible expenses and differences between the book and tax effects of inflation.

Extraordinary Items

In May 2004, our subsidiary Coca-Cola FEMSA obtained a favorable final ruling not subject to appeal from a Mexican federal court allowing it to deduct a tax loss carryforward arising from a sale of shares in 2002. As a result of this ruling, our consolidated net income for the first nine months of 2004 increased by Ps. 1.195 billion.

Net Income

Net income increased by 115.6% and reached Ps. 6.442 billion for the first nine months of 2004 as compared to Ps. 2.988 billion for the same period of 2003. The extraordinary tax-related gain described in the previous paragraph was responsible for approximately 34.6% of this increase, while the remainder resulted from the inclusion of the new Coca-Cola FEMSA territories, as well as improved results at all of our other business segments, primarily FEMSA Cerveza. Net majority income amounted to Ps. 3.871 billion for the first nine months of 2004 compared with Ps. 2.137 billion for the same period of 2003.

Capital Expenditures

Capital expenditures amounted to Ps. 4.680 billion for the first nine months of 2004 (approximately 45.2% at FEMSA Cerveza, 26.1% at Coca-Cola FEMSA and 26.2% at FEMSA Comercio) compared to Ps. 5.221 billion for the same period of 2003. This lower level of capital expenditures resulted from: (1) investments we completed during 2003 at FEMSA Empaques for refurbishment of one of our glass bottle furnaces that did not recur in 2004; (2) the timing of our capital investments at FEMSA Cerveza during 2004 compared to 2003; and (3) a decline in capital expenditures at Coca-Cola FEMSA for the first nine months of 2004 compared to the same period of 2003, which together offset higher investments at FEMSA Comercio as it increased its store growth during the first nine months of 2004 compared to the same period of 2003.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues reached Ps. 33.541 billion for the first nine months of 2004, an increase of 31.7% from the same period of 2003. This resulted from an increase of 40.8% in sales volume and a reduction of 6.4% in the average price per unit case. Sales volume reached 1.364 billion unit cases for the first nine months of 2004 compared to 968.8 million unit cases for the first nine months of 2003. The volume increase was primarily due to the inclusion of the new Coca-Cola FEMSA territories.

The average price per unit case for the first nine months of 2004 was Ps. 24.5, representing a 6.4% decline from the same period of 2003 resulting from a reduction in prices due to an increasingly competitive environment throughout all of Coca-Cola FEMSA’s territories, and due to the inclusion of the new Coca-Cola FEMSA territories, which have a lower average price per unit case.

Gross Profit

Cost of sales reached Ps. 17.199 billion for the first nine months of 2004 compared to Ps. 12.837 billion for the same period of 2003. Most of this increase resulted from the inclusion of the new Coca-Cola FEMSA territories. Coca-Cola FEMSA also experienced an increase in the cost of sugar, polyethylene terephtalate (PET) and other raw materials due to price increases and devaluation of the Mexican peso and the Venezuelan bolivar versus the U.S. dollar. This increase was partially offset by a reduction in the cost of concentrate, which is set as a percentage of the sales price, during the period as a result of the inclusion of the new Coca-Cola FEMSA territories.

Gross margin reached 48.7% for the first nine months of 2004 compared to 49.6% for the first nine months of 2003. This slight reduction was primarily due to a decline in Coca-Cola FEMSA’s average prices during the period.

Ex 1 - 5

Income from Operations

Operating expenses reached Ps. 10.993 billion for the first nine months of 2004 compared to Ps. 7.912 billion for the same period of 2003. The majority of this increase was due to the inclusion of the new Coca-Cola FEMSA territories, with most of the remaining increase reflected higher operating expenses related to the standardization of cooler and distribution fleet maintenance practices, new marketing expenses and the amortization expense corresponding to the introduction of new cooler equipment.

Income from operations increased to Ps. 5.348 billion for the first nine months of 2004 compared to Ps. 4.721 billion for the same period of 2003, representing a 13.3% increase, which primarily reflected the integration of our newly acquired territories. Operating margin was 15.9% for the first nine months of 2004 compared to 18.5% for the same period of 2003. This decline in operating margin was primarily due to a reduction in average prices attributable to increased competition in Coca-Cola FEMSA’s previous territories and the inclusion of the new Coca-Cola FEMSA territories, which have a higher cost structure as a percentage of total revenues as compared to Coca-Cola FEMSA’s previous territories.

FEMSA Cerveza

Total Revenues

Domestic sales volume grew by 4.1% to 17.443 million hectoliters for the first nine months of 2004. We attribute this positive result to several key initiatives. For instance, we continue to (1) drive innovation in our packaging and product portfolio, including the re-launching of Tecate Light, the roll-out of Sol Brava throughout Central Mexico, and the launching of Sol in non-returnable packaging at a premium price in our Northwest Mexico territories, (2) expand our coverage, thereby improving the availability of our products for the consumer, (3) improve our execution at the point of sale, and (4) start to leverage our Enterprise Resource Planning, or ERP, system, which is currently operational in territories representing 68% of total direct domestic volume, allowing us to implement targeted price, package and brand strategies at some points of sale.

Export sales volume grew by 14.6% to 1.788 million hectoliters for the first nine months of 2004. This growth was primarily due to increased sales in the United States. Depletions in the U.S. market increased by 11.4%, with the remaining growth coming from inventory build-up at wholesalers. The 11.4% increase in depletions was primarily due to successful marketing strategies for our Tecate and Dos Equis brands, and an overall improvement in the U.S. economy.

Total revenues increased by 5.0% to Ps. 17.161 billion for the first nine months of 2004 from Ps. 16.338 billion for the same period of 2003. This positive growth resulted from a 5.0% increase in total volume growth and a 3.1% increase in export real revenue per hectoliter. In nominal terms, domestic revenue per hectoliter increased by 4.9% during the first nine months of 2004; however, as a result of an inflation rate of 5.1% during the last twelve months and increased promotional activity during the third quarter of 2004, real domestic revenue per hectoliter decreased by 0.2% during the first nine months of 2004. Domestic revenues represented 92% of the total, while the remaining 8% came from exports.

Gross Profit

Cost of sales increased by 5.9% to Ps. 7.212 billion for the first nine months of 2004. This was due to: (1) 5.0% growth in total sales volume; (2) an increase in U.S. dollar-denominated costs; and (3) a higher percentage of non-returnable presentations in our product portfolio mix. Gross profit reached Ps. 9.949 billion for the first nine months of 2004, a 4.4% increase compared to the same period of 2003, resulting in a gross margin of 58.0%, 0.3% below the same period of 2003.

Income from Operations

Administrative expenses increased 5.8% to Ps. 1.892 billion for the first nine months of 2004 compared to Ps. 1.788 billion for the same period of 2003 due mostly to increased expenses related to the ERP system.

Selling expenses declined by 0.4% to Ps. 4.684 billion for the first nine months of 2004 compared to Ps. 4.703 billion for the same period of 2003. At 27.3% of total revenues, selling expenses as a percentage of revenues declined by 1.5% from the same period of 2003 due to higher sales and various expense containment initiatives throughout FEMSA Cerveza.

Income from operations (before deduction of management fees) increased by 11.0% to Ps. 3.374 billion for the first nine months of 2004 from Ps. 3.038 billion for the same period of 2003. Income from operations (after deduction of management fees) increased by 13.2% to Ps. 3.069 billion for the first nine months of 2004 from Ps. 2.712 billion for the same period of 2003. This increase reflects relatively stable prices, solid volume growth and more efficient use of cash from operations. Operating margin (before deduction of management fees) increased to 19.7% of total revenues for the first nine months of 2004 from 18.6% of total revenues for the same period of 2003, and operating margin (after deduction of management fees) increased to 17.9% of total revenues

Ex 1 - 6

for the first nine months of 2004 from 16.6% of total revenues during the same period of 2003. The margin expansion was attributable to higher sales volume, stable fixed costs, production efficiencies and the effective implementation of expense containment initiatives.

FEMSA Comercio

Total Revenues

Total revenues increased by 24.3% to Ps. 16.277 billion for the first nine months of 2004 from Ps. 13.097 billion for the same period of 2003. As of September 30, 2004, we had 3,259 convenience stores nationwide, an increase of 718 net new stores from September 30, 2003.

Same-store sales increased an average of 8.6% for the first nine months of 2004, reflecting an increase in the average ticket of 4.7% and an increase in store traffic of 3.7%. Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those during the previous year. The expansion achieved in the average ticket and same store sales figures reflects the rapid pace of expansion as well as the ongoing implementation of stronger category management practices and consistent introduction of new products. This positive trend in same store sales growth can be seen across Mexico.

Gross Profit

Cost of sales for the first nine months of 2004 remained in line with sales growth, reaching Ps. 12.005 billion compared to Ps. 9.677 billion for the first nine months of 2003, an increase of 24.1%. Gross profit for the first nine months of 2004 reached Ps. 4.272 billion, an increase of Ps. 853 million, or 24.9%, over the same period of 2003. The increase in gross profit in the first nine months of 2004 compared to the same period of 2003 resulted in a gross margin of 26.2% of total revenues as compared to 26.1% for the same period of 2003.

Income from Operations

Administrative expenses increased by 51.8% to Ps. 317 million for the first nine months of 2004 compared to Ps. 209 million for the same period of 2003. Over 70% of this increase resulted from expenses and amortization of new information technology systems investments that can no longer be capitalized, with the remaining amount resulting from increased expenses in personnel training and development and the opening of three new sales regions in Morelia, Juárez and La Paz.

Selling expenses increased by 25.3% to Ps. 3.301 billion, or 20.3% of total revenues, for the first nine months of 2004. This increase is mainly as a result of having an increased number of new stores that have not reached their expected sales level, as well as higher advertising spending in order to reinforce the brand equity of Oxxo. In addition to increasing the number of new stores, we are also significantly improving our existing store base.

Income from operations (before deduction of management fees) increased by 13.4% to Ps. 654 million for the first nine months of 2004 compared to Ps. 577 million for the same period of 2003. The increase in operating income was due to increased revenues from expanded operations. Operating margin (before deduction of management fees) reached 4.0% of total sales for the first nine months of 2004, showing a contraction from the 4.4% achieved in the same period of 2003. Income from operations (after deduction of management fees) amounted to Ps. 569 million for the first nine months of 2004, representing 3.5% of total revenues and a decrease in operating margin of 0.4% compared to the same period of 2003.

FEMSA Empaques

Total Revenues

Total revenues increased by 8.1% to Ps. 6.053 billion for the first nine months of 2004 compared to Ps. 5.598 billion for the same period of 2003. This increase was attributable to: (1) a 15.9% increase in the sales volume of glass bottles, mainly due to strong demand from FEMSA Cerveza and Coca-Cola FEMSA; (2) a 17.9% increase in the sales volume of crown caps, mainly due to higher demand from U.S. customers; (3) a 5.8% increase in the sales volume of beverage cans; and (4) the depreciation of the Mexican peso, which offset a decrease in the average price of these products in U.S. dollar terms.

Ex 1 - 7

Gross Profit

Cost of sales reached Ps. 4.681 billion for the first nine months of 2004 compared to Ps. 4.264 billion for the same period of 2003. This increase of 9.8% was primarily due to the increase in sales volume of FEMSA Empaques’ principal products over the same period. Gross profit increased by 2.8% to Ps. 1.372 billion for the first nine months of 2004 compared to Ps. 1.334 billion for the same period of 2003. As a percentage of total revenues, gross profit margin declined to 22.7% for the first nine months of 2004 from 23.8% for the same period of 2003, primarily reflecting an increase in the price of raw materials, principally aluminum and steel, and the opening of new regional offices for servicing our refrigerated equipment operations during the third quarter.

Income from Operations

Operating expenses increased by 2.3% to Ps. 503 million for the first nine months of 2004 compared to Ps. 492 million for the same period of 2003. This increase was due to a 5.2% increase in administrative expenses and a 1.2% increase in selling expenses. As a percentage of total revenues administrative expenses decreased by 0.1% and selling expenses decreased by 0.4% in the first nine months of 2004 compared to the same period of 2003.

Income from operations (before deduction of management fees) increased by 3.1% to Ps. 869 million for the first nine months of 2004. Operating margin was 14.3% of total revenues in the first nine months of 2004 compared to 15.1% for the same period of 2003. Income from operations (after management fees) amounted to Ps. 779 million for the first nine months of 2004, a 2.7% increase from the same period of 2003, resulting in an operating margin of 12.9% of total revenues compared to 13.5% during the same period of 2003.

FEMSA Consolidated Total Indebtedness

As of September 30, 2004, FEMSA recorded a cash balance of Ps. 7.683 billion (US$ 675 million), short-term debt of Ps. 8.050 billion (US$ 708 million) and long-term debt of Ps. 39.208 billion (US$ 3,447 million). FEMSA’s consolidated net debt balance (the sum of short-term debt, plus long-term debt, minus cash balance) increased by US$ 691 million as of September 30, 2004 compared to June 30, 2004. This increase is a result of the debt incurred for the repurchase of 30% of FEMSA Cerveza from affiliates of Interbrew S.A. that closed on August 31, 2004.

As of September 30, 2004, approximately 50.5% of FEMSA’s consolidated total debt had a fixed interest rate, while the remaining 49.5% had a variable interest rate. 35.0% of our total debt was denominated in U.S. dollars, 63.6% in Mexican pesos and 1.4% in Colombian pesos. The weighted average interest rates of our debt were approximately 9.1%, 4.5% and 10.2% for Mexican peso-denominated, U.S. dollar-denominated and Colombian peso-denominated debt, respectively. The nominal weighted average annual interest rate for the total debt was 7.5% as of September 30, 2004.

As of September 30, 2004, we had a working capital deficit (excess of current liabilities over current assets) of Ps. 4.171 billion, as compared to a working capital surplus (excess of current assets over current liabilities) of Ps. 3.311 billion as of December 31, 2003. The deficit principally reflected the incurrence of short-term bridge loans to refinance our repurchase of the 30% of FEMSA Cerveza owned by affiliates of Interbrew S.A. We expect to repay these bridge loans using the net proceeds of our previously announced proposed global offering of our BD Units (including in the form of ADSs outside of Mexico) and Mexican offerings of our B Units. In any event, we have substantial capital resources, including funds generated from operations and borrowing capacity, to meet our current liabilities as they become due and payable.

Ex 1 - 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ FEDERICO REYES
	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning